

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2017

John A. Kritzmacher
Chief Financial Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

  Re: **John Wiley & Sons, Inc.**
    Form 10-K for Fiscal Year Ended April 30, 2016
    Filed June 29, 2016
    Form 8-K
    Filed December 7, 2016
    File No. 001-11507

Dear Mr. Kritzmacher:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Lyn Shenk

        Lyn Shenk
        Branch Chief
        Office of Transportation and Leisure